NOL

RECEIVED
2008 JUL 24 A 5: 32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

09046646

9 July 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Clarification Statement regarding media report on page 5 of the Business Times: "NOL unit, shipping lines raising rates on Asia-US routes". Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Clarification Stmt on 9Jul09) - 9Jul09.DOC

dlw 7/28

APL
APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	09-Jul-2009 12:48:05
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Clarification Statement re media report on page 5 of the Business Times: "NOL unit, shipping lines raising rates on Asia-US routes" (9 July 2009)
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	Clarification_Statement_on_9Jul09.pdf Total size = **22K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

Clarification Statement re media report on page 5 of the Business Times: "NOL unit, shipping lines raising rates on Asia-US routes" (9 July 2009)

Neptune Orient Lines (NOL) wishes to clarify that this media report (as well as certain other media reports) stem from a press release issued solely by the Transpacific Stabilization Agreement (TSA). Neither NOL nor its subsidiary, APL has issued any media or press statement on the subject.

The TSA is a liner discussion agreement covering the Asia/US container trade lane. It comprises14 container shipping lines, including APL.

The TSA regularly issues guidelines on freight rates and other issues. However, individual carriers have a 'mandatory right of independent action' whether or not to adhere to these guidelines.

There is no assurance that APL can successfully implement the quantum of freight rate increase as outlined in the TSA guideline.

BY ORDER OF THE BOARD

Wong Kim Wah (Ms)
Company Secretary

Date : 9 July 2009

NOL

RECEIVED
2009 JUL 24 A 5:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 July 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Renounceable Underwritten Rights Issue – Indicative Results of Rights Issues. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Indicative Results of Rights Issue) - 10Jul09.DOC

APL
APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption No. 82-2605

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	10-Jul-2009 07:25:54
Announcement No.	00005

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE - INDICATIVE RESULTS OF RIGHTS ISSUE
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	Indicative_results_10Jul09.pdf Total size = **30K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NOT FOR DISTRIBUTION INTO THE UNITED STATES

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THE MATERIAL SET FORTH HEREIN IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF ANY OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES. PLEASE SEE "IMPORTANT NOTICE" AT THE END OF THIS ANNOUNCEMENT.

NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE
INDICATIVE RESULTS OF RIGHTS ISSUE

---

*Capitalised terms used herein shall have the definitions ascribed to them in the offer information statement dated 19 June 2009 lodged by Neptune Orient Lines Limited with the Monetary Authority of Singapore ("**Offer Information Statement**"). The full details of the Rights Issue are set out in the Offer Information Statement.*

Neptune Orient Lines Limited ("**Company**") wishes to announce that the Rights Issue has been over-subscribed based on initial tallies at the close of the Rights Issue on 8 July 2009. Acceptances and excess applications have been received for more than the total number of Rights Shares offered pursuant to the Rights Issue. Accordingly, the Rights Issue to raise gross proceeds of approximately S$1.437 billion (approximately US$985 million, based on an exchange rate of US$1 : S$1.4586) has been fully subscribed.

These results are indicative only and subject to validation of acceptances and excess applications received by CDP and the Share Registrar. Final details of the Rights Issue subscriptions will be announced via SGXNET as soon as practicable.

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah (Ms)
Company Secretary
10 July 2009

NOT FOR DISTRIBUTION INTO THE UNITED STATES

IMPORTANT NOTICE

This Announcement is for information purposes only and does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, Rights or Rights Shares or to take up any entitlements to Rights Shares in any jurisdiction in which such an offer or solicitation is unlawful. No person should acquire any Rights or Rights Shares except on the basis of the information contained in the Offer Information Statement.

The information contained in this Announcement should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of applicable securities laws or regulations.

The issue, exercise or sale of rights and the acquisition or purchase of Rights Shares are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company and the Joint Lead Managers and Underwriters assume no responsibility in the event there is a violation by any person of such restrictions.

The distribution of this Announcement, the Offer Information Statement, the provisional allotment letters and/or the application forms for Rights Shares and/or excess Rights Shares into jurisdictions other than Singapore may be restricted by law. Persons into whose possession this Announcement and such other documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Announcement.

This Announcement contains or incorporates by reference "forward-looking statements" regarding the belief or current expectations of the Company, the Board and other members of its senior management about the Company's businesses and the transactions described in this Announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Company and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which the Group operates, and other factors affecting the level of the Group's business activities and the costs and availability of financing for the Group's activities. Any forward-looking statement contained in this Announcement based on past or current trends and/or activities of the Group should not be taken as a representation that such trends or activities will continue in the future. No statement in this Announcement is intended to be a profit forecast or to imply that the earnings of the Company for the current year or future years will necessarily match or exceed the historical or published earnings of the Company. Each forward-looking statement speaks only as of the date of the particular statement. The Company and the Joint Lead Managers and Underwriters expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

NOL

RECEIVED
2009 JUL 24 A 5:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 July 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Renounceable Underwritten Rights Issue – Final Results of Rights Issues. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Final Results of Rights Issue) - 13Jul09.DOC

APL APL Logistics™

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	13-Jul-2009 18:55:57
Announcement No.	00120

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE - FINAL RESULTS OF RIGHTS ISSUE
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	Final_Results_13Jul09.pdf Total size = **39K** (2048K size limit recommended)

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NOT FOR DISTRIBUTION INTO THE UNITED STATES

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THE MATERIAL SET FORTH HEREIN IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF ANY OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES. PLEASE SEE "IMPORTANT NOTICE" AT THE END OF THIS ANNOUNCEMENT.

NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE
FINAL RESULTS OF RIGHTS ISSUE

---

*Capitalised terms used herein shall have the definitions ascribed to them in the offer information statement dated 19 June 2009 lodged by Neptune Orient Lines Limited with the Monetary Authority of Singapore ("**Offer Information Statement**"). The full details of the Rights Issue are set out in the Offer Information Statement.*

Subscription Results

Neptune Orient Lines Limited ("**Company**") refers to its announcement dated 10 July 2009 relating to the indicative results of the Rights Issue ("**Announcement**").

Further to the Announcement, the Company wishes to announce that the Rights Issue was over-subscribed as at the close of the Rights Issue on 8 July 2009. Valid acceptances and excess applications were received for a total of 1,154,802,042 Rights Shares, representing approximately 104.5% of the total number of 1,105,135,048 Rights Shares offered pursuant to the Rights Issue. The valid acceptances received include the acceptances by Temasek Holdings (Private) Limited and its wholly-owned subsidiaries, Lentor Investments Pte. Ltd. and Startree Investments Pte. Ltd. (collectively, "**Temasek Entities**"), of their total *pro rata* entitlements of 745,146,998 Rights Shares, representing approximately 67.43% of the total number of Rights Shares available under the Rights Issue.

Details of the valid acceptances and excess applications received are as follows:

	Number of Rights Shares	**As a percentage of the total number of Rights Shares**
Valid Acceptances	1,073,806,148	97.2%
Excess Applications	80,995,894	7.3%
Total	1,154,802,042	104.5%

Excess Applications

A total of 31,328,900 Rights Shares which were not validly taken up will be allotted to satisfy excess applications. In such allotment, preference will be given to the rounding of odd lots, and the Directors and Substantial Shareholders (including the Temasek Entities) will rank last in priority.

Allotment of Rights Shares

Scripless Rights Shares

CDP will send a notification via ordinary post, on or around 17 July 2009, to successful subscribers with CDP Securities Accounts, including those who have elected to receive their Rights Shares (in scripless form) in their respective Securities Accounts, stating the number of Rights Shares that have been credited to their respective Securities Accounts.

Scrip-based Rights Shares

The Company will despatch to the other successful subscribers, via ordinary post, a share certificate representing the number of Rights Shares validly subscribed by them within 10 Market Days after the Closing Date on 8 July 2009.

Refund

Subscription monies accompanying invalid acceptances or unsuccessful applications will be refunded, without interest or any share of revenue or other benefit arising therefrom, within 14 days after the Closing Date by means of a crossed cheque drawn on a bank in Singapore and sent by ordinary post at the applicants' own risk to their mailing addresses as recorded with CDP or the Share Registrar, as the case may be, or where such acceptances or applications have been made through ATMs, by crediting the bank accounts of the relevant applicants with the relevant Participating Banks.

Distribution of Net Sale Proceeds of "nil-paid" Rights to Foreign Shareholders

A total of 3,207,464 "nil-paid" Rights which would otherwise have been provisionally allotted to Foreign Shareholders have been sold on the SGX-ST. The net proceeds of such sale (after deducting any applicable brokerage, commissions and expenses, including goods and services tax thereon) will be paid to such Foreign Shareholders in proportion to their respective shareholdings as at the Books Closure Date on 19 June 2009. However, where the total amount due to a single Foreign Shareholder is less than S$10, it would not be practical for the Company to arrange for such payment. Instead, such an amount will be retained by the Company and applied as the Directors deem fit.

Issue and Listing of Rights Shares

The Rights Shares are expected to be issued on or about 16 July 2009. The Rights Shares allotted and issued to Entitled Depositors are expected to be credited to their respective Securities Accounts on 17 July 2009. The Rights Shares will be listed and quoted on the Main Board of the SGX-ST with effect from 9.00 a.m. on or about 17 July 2009. Completion of the issue of the Rights Shares will be announced via SGXNET in due course.

The Rights Shares will, upon issue, rank *pari passu* in all respects with the existing issued Shares, save for any dividends, rights, allotments or other distributions, the Record Date for which falls before the date of their issue.

Trading of Odd Lots

A temporary counter to facilitate the trading of Shares in board lots of 250 Shares will be maintained for one month commencing on 17 July 2009 and ending on 17 August 2009.

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah (Ms)
Company Secretary
13 July 2009

NOT FOR DISTRIBUTION INTO THE UNITED STATES

IMPORTANT NOTICE

This Announcement is for information purposes only and does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, Rights or Rights Shares or to take up any entitlements to Rights Shares in any jurisdiction in which such an offer or solicitation is unlawful. No person should acquire any Rights or Rights Shares except on the basis of the information contained in the Offer Information Statement.

The information contained in this Announcement should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of applicable securities laws or regulations.

The issue, exercise or sale of rights and the acquisition or purchase of Rights Shares are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company and the Joint Lead Managers and Underwriters assume no responsibility in the event there is a violation by any person of such restrictions.

The distribution of this Announcement, the Offer Information Statement, the provisional allotment letters and/or the application forms for Rights Shares and/or excess Rights Shares into jurisdictions other than Singapore may be restricted by law. Persons into whose possession this Announcement and such other documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Announcement.

This Announcement contains or incorporates by reference "forward-looking statements" regarding the belief or current expectations of the Company, the Board and other members of its senior management about the Company's businesses and the transactions described in this Announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Company and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which the Group operates, and other factors affecting the level of the Group's business activities and the costs and availability of financing for the Group's activities. Any forward-looking statement contained in this Announcement based on past or current trends and/or activities of the Group should not be taken as a representation that such trends or activities will continue in the future. No statement in this Announcement is intended to be a profit forecast or to imply that the earnings of the Company for the current year or future years will necessarily match or exceed the historical or published earnings of the Company. Each forward-looking statement speaks only as of the date of the particular statement. The Company and the Joint Lead Managers and Underwriters expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.